Exhibit 99.1
STEALTHGAS INC. REPORTS THIRD QUARTER AND FIRST NINE
MONTHS 2010 FINANCIAL AND OPERATING RESULTS.
ATHENS, GREECE, November 16, 2010. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and first nine months ended September 30, 2010.
Third Quarter 2010 Results:
For the three months ended September 30, 2010, voyage revenues amounted to $26.7 million, a decrease of $1.7 million, or 6.0%, compared to voyage revenues of $28.4 million for the three months ended September 30, 2009. Net income for the three months ended September 30, 2010 was $1.0 million, or $0.05 per share, a decrease of $6.2 million, from net income of $7.2 million, or $0.32 per share, for the three months ended September 30, 2009. Net income for the three months ended September 30, 2010 included a $0.2 million fee for the termination of a charter, compared to a charter termination fee of $0.6 million for the three months ended September 30, 2009.
For the three months ended September 30, 2010, the Company had a $1.6 million realized cash loss on interest rate swap arrangements, a $1.0 million unrealized non-cash loss on interest rate swap and foreign currency hedging arrangements, and a $1.1 million non-cash gain due to exchange rate movements on foreign currency deposits. This compares to a realized cash loss of $1.8 million on interest rate swap arrangements and an unrealized non-cash gain on interest rate swap and foreign currency hedging arrangements of $4.5 million for the three months ended September 30, 2009.
Voyage expenses and vessel operating expenses for the three months ended September 30, 2010 were $2.8 million and $10.2 million, respectively, compared to $2.7 million and $9.6 million, respectively, for the three months ended September 30, 2009. The increase in voyage expenses was due primarily to the increased level of spot market activity with 881 spot voyage days in the third quarter of 2010 compared to 763 spot voyage days in the same period last year. Under spot voyage charters the Company is responsible for all voyage expenses including fuel, port and canal fees.
For the three months ended September 30, 2010 there was an average of 8.6 vessels on bareboat charter as compared to the three months ended September 30, 2009, when there were an average of 14 vessels. This decrease in vessels trading under bareboat charters is also the primary reason for the increase in vessel operating expenses during this quarter. When vessels return from bareboat charter they incur up front costs in regard to their redeployment under time or spot charters. These costs are not able to be capitalized and therefore are charged to the income statement as they occur. Dry docking expenses for the three months ended September 30, 2010 were $0.6 million, an increase of $0.1 million, or 20.0%, compared to $0.5 million in the same period in 2009.
Adjusted EBITDA for the three months ended September 30, 2010 was $9.7 million, a decrease of $6.9 million from Adjusted EBITDA of $16.6 million for the three months ended September 30, 2009. A reconciliation of Adjusted EBITDA to Net Income and to Net Cash Provided by Operating Activities is set forth below.

Before the non-cash items discussed above, the Company’s net income was $0.9 million, or $0.04 per share for the three months ended September 30, 2010, compared to net income of $2.7 million, or $0.12 per share, before non-cash items for the three months ended September 30, 2009, a decrease of $1.8 million or 66.7%.
The decrease in operating net income after non-cash items is mainly attributable to a decrease in the size of our fleet, higher dry docking expenses, increased voyage expenses and increased commercial downtime due both to seasonal factors and the ongoing relative softness of the spot market particularly affecting our semi refrigerated ships. However as detailed below, the fleet on a per ship per day basis, earned an average of $476 per day more on a time charter equivalent basis, than in the quarter ended September 30, 2009.
For the three months ended September 30, 2010, an average of 37.7 vessels were owned by the Company earning an average time-charter equivalent rate of approximately $7,040 per day, as compared to 42.9 vessels, earning an average time-charter equivalent rate of $6,564 per day, for the same period of 2009.
Nine Months 2010 Results
For the nine months ended September 30, 2010, voyage revenues amounted to $82.4 million and net income was $6.7 million, a decrease of $2.3 million, or 2.7%, and a decrease of $7.1 million, or 51.4%, respectively, from voyage revenues of $84.7 million and net income of $13.8 million for the nine months ended September 30, 2009. For the nine months ended September 30, 2010 net income included a gain on the sale of vessels of $1.0 million compared to a loss of $0.8 million on the sale of vessels in the same period in 2009, and a $0.2 million fee for the termination of a charter, compared to a charter termination fee of $0.6 million in the same period in 2009.
Voyage and operating expenses for the nine months ended September 30, 2010 were $9.6 million and $28.6 million, respectively, compared to $7.1 million and $28.0 million, respectively, for the nine months ended September 30, 2009. The increase in voyage expenses was due primarily to the increased level of spot market activity with 2,643 spot voyage days in the nine months ended September 30, 2010 compared to 2,007 spot voyage days in the same period last year. Under spot voyage charters the Company is responsible for all voyage expenses including fuel, port and canal fees. The increase in vessel operating expenses was due primarily to the decrease in the number of vessels on bareboat charter as explained in the third quarter discussion above. For the nine months ended September 30, 2010 there was an average of 11.1 vessels on bareboat charter compared to an average of 14.4 vessels on bareboat charter in the nine months ended September 30, 2009. Dry docking expenses for the nine months ended September 30, 2010 were $2.3 million an increase of $1.5 million or 187.5% compared to $0.8 million in the first nine months of 2009.
The Company’s basic and diluted earnings per share were $0.31 for the nine months ended September 30, 2010 as compared to basic and diluted earnings per share of $0.62 for the nine months ended September 30, 2009.
For the nine months ended September 30, 2010, the Company had a $4.8 million realized cash loss on interest rate swap arrangements and a $1.3 million unrealized non-cash loss on interest rate swap and foreign currency hedging arrangements, plus a $1.1 million non-cash gain due to exchange rate movements on foreign currency deposits. This compares to a realized cash loss on interest rate swap arrangements of $3.4 million and an unrealized non-cash gain of $1.5 million on interest rate swap and foreign currency hedging arrangements for the nine months ended September 30, 2009.
Adjusted EBITDA for the nine months ended September 30, 2010 was $31.8 million, a decrease of $8.0 million, or 20.1%, from $39.8 million for the nine months ended September 30, 2009. A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

Before the non-cash items discussed above, net income was $5.9 million, or $0.27 per share, for the nine months ended September 30, 2010, as compared to $13.1 million, or $0.59 per share, before non-cash items for the nine months ended September 30, 2009, a decrease of $7.2 million or 55.0%.
An average of 38.8 vessels were owned by the Company in the nine months ended September 30, 2010, earning an average time-charter equivalent rate of approximately $7,017 per day as compared to 41.8 vessels, earning an average time-charter equivalent rate of $6,840 per day for the same period of 2009. As previously mentioned revenues decreased due to primarily the decrease in the size of the fleet year on year, and increased commercial downtime however the average rate per day achieved by our ships increased by $177 per day on a time charter equivalent basis, which is an encouraging development.
CEO Harry Vafias commented:
“As discussed previously and as we have highlighted in our prior earnings calls the third quarter of any year is the most challenging one for the Company due to seasonal factors occurring annually, but this year in particular we have faced a relatively soft spot market, plus a number of vessels have returned from bare boat charters which has meant increases in up front expenses being incurred as they are put back into the time charter and spot markets. We, also as previously highlighted have incurred a significant increase year on year in dry docking costs due coincidentally to how the schedule has fallen for a significant number of our vessels. All of the above, along with the continued cost of the interest rate derivatives taken out in years prior to the economic slowdown have contributed to the Company’s financial performance both in the third quarter and by and large on a year to date basis.
However, despite all of the above factors I am pleased to report that the Company remains profitable in terms of income from operations. I would also like to highlight our recent announcements of twelve period charters some of which have already commenced and some that start during the course of next year. Both the average duration and the rates achieved on these fixtures will I believe help to strengthen the financial performance of the Company as we move forward. I am also pleased to report that in the current quarter of 2010 we have seen increased activity in the spot market which should assist us in reducing the amount of commercial off hire time compared to the third quarter of this year.
We continue to look to the future with cautious optimism, we have four brand new vessels joining the fleet next year, and I am pleased to say that we have seen significant interest from a wide group of banks both existing and new to finance these, and we expect to announce the finalization of those negotiations shortly. The recently announced fixtures point to an improvement in our core market and if this continues to manifest itself along with our very sound financial structure the Company should be well positioned for the future”
Quarterly Dividend:
At today’s meeting, the Company’s Board of Directors decided to continue the suspension of dividend payments to shareholders.
Common Stock Repurchase Programme
As of November 16, 2010, the Company had completed the repurchase of 1,205,229 shares of its common stock at an average price of $5.21 per share, under the up to $15.0 million common stock repurchase programme announced on March 22, 2010.

Fleet Profile and Fleet Deployment:
The table below shows the Company’s fleet development and deployment as of today:
LPG Carrier Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter
Vessel	(cbm)	Type	Built	To GASS	Status	Expiration (1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	May-12
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Mar-12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun -13
Gas Marathon (2)	6,572	F.P.	1995	Nov-05	Time Charter	Jun-11
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Apr-11
Gas Moxie	6,526	F.P.	1992	May-05	Spot	—
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-11
Gas Monarch	5,018	F.P.	1997	Dec-05	Spot	—
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-11
Gas Emperor	5,013	F.P.	1995	Feb-05	Spot	—
Catterick	5,001	F.P.	1995	Nov-05	Time Charter	Jan-12
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-11
Gas Icon	5,000	F.P.	1994	Jun-07	Spot	—
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Time Charter	Jun-11
Gas Defiance	5,000	F.P.	2008	July-08	Time Charter	Jan-13
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-12
Gas Sincerity	4,123	F.P.	2000	Nov-05	Bareboat	Jun-14
Gas Spirit	4,112	F.P.	2001	Dec-05	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Dec-05	Bareboat	Jan -14
Gas Kaisan	4,109	S.R.	1991	Nov-04	Spot	—
Gas Shanghai	3,526	F.P.	1999	Dec-04	Time Charter	Jan-12
Gas Nemesis (3)	3,518	F.P.	1996	May-07	Time Charter	Apr-11
Gas Evoluzione (4)	3,517	F.P.	1996	Jul-07	Time Charter	Aug -11
Gas Czar	3,510	F.P.	1995	Feb-06	Spot	—
Gas Astrid	3,500	F.P.	2009	Apr-09	Bareboat	Apr-14
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Oct-11
Gas Sikousis	3,500	F.P.	2006	Aug-07	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	June-09	Bareboat	Jun-14
Gas Arctic	3,434	S.R.	1992	Apr-05	Spot	—
Gas Ice	3,434	S.R.	1991	Apr-05	Spot	—
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Sep-11
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	—
Gas Tiny	1,320	S.R.	1991	Oct-04	Spot	—
FLEET TOTAL: 34 VESSELS	155,204 cbm
Additional Vessels (with expected delivery date)
Gas Myth	5,000	F.P.	2011	Feb-11
Gas Elixir	5,000	F.P.	2011	Mar-11
Gas Cerberus	5,000	F.P.	2011	July-11
Gas Esco	7,500	F.P.	2011	Nov-11
Gas Husky	7,500	F.P.	2012	May-12
TOTAL LPG CARRIER FLEET:
39 VESSELS	185,204 cbm

Tanker Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter
Vessel	(dwt)	Type	Built	To GASS	Status	Expiration (1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Bareboat	Jul-12
Spike	115,804	Aframax Crude Oil Tanker	2010	Jul-10	Bareboat	Jul-15
TOTAL TANKER FLEET: 4 VESSELS	255,804 dwt

•	F.P.: Fully-Pressurized

•	S.R.: Semi-Refrigerated

•	M.R.: Medium Range

(1)	Earliest date charters could expire.

(2)	The Gas Marathon is deployed under a time charter until June 2011. The Charterer has an option declarable in November 2010 to extend the charter for a further six months.

(3)	Gas Nemesis is deployed under a time charter until April 2011. The Charterer has an option, declarable in January 2011 to extend the charter for a further six months.

(4)	Gas Evoluzione is deployed from November 2010 under a time charter until August 2011. The Charterer has an option declarable in April 2011 to extend the charter for a further three months.
About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquified petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 34 LPG carriers with a total capacity of 155,204 cubic meters (cbm), three M.R. product tankers and one Aframax crude oil tanker. The company has also entered into agreements to acquire five new building LPG carriers with expected delivery from February 2011 through May 2012. Once these acquisitions are completed, STEALTHGAS INC.’s fleet will be composed of 39 LPG carriers with a total capacity of 185,204 cubic meters (cbm), three M.R. product tankers and one Aframax crude oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC.’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.
Visit our website at www.stealthgas.com
Company Contact:
Andrew J. Simmons
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: simmons@stealthgas.com
Fleet Data:
The following key indicators highlight the Company’s operating performance during the third quarters ended September 30, 2009 and September 30, 2010.

FLEET DATA	Q3 2009	Q3 2010
Average number of vessels (1)	42.9	37.7
Period end number of vessels in fleet	43	38
Total calendar days for fleet (2)	3,944	3,471
Total voyage days for fleet (3)	3,918	3,394
Fleet utilization (4)	99.3%	97.8%
Total charter days for fleet (5)	3,155	2,513
Total spot market days for fleet (6)	763	881
Fleet operational utilization (7)	88.6%	83.9%

AVERAGE DAILY RESULTS	Q3 2009	Q3 2010
Time Charter Equivalent — TCE (8)	$6,564	$7,040
Vessel operating expenses (9)	2,447	2,934
Management fees	338	370
General and administrative expenses	243	224
Total operating expenses (10)	2,689	3,159

The following key indicators highlight the Company’s operating performance during the nine months ended September 30, 2009 and September 30, 2010.

FLEET DATA	9M 2009	9M 2010
Average number of vessels (1)	41.8	38.8
Period end number of vessels in fleet	43	38
Total calendar days for fleet (2)	11,401	10,579
Total voyage days for fleet (3)	11,342	10,370
Fleet utilization (4)	99.5%	98.0%
Total charter days for fleet (5)	9,335	7,727
Total spot market days for fleet (6)	2,007	2,643
Fleet operational utilization (7)	91.3%	85.7%

AVERAGE DAILY RESULTS	9M 2009	9M 2010
Time Charter Equivalent — TCE (8)	$6,840	$7,017
Vessel operating expenses (9)	2,460	2,705
Management fees	336	365
General and administrative expenses	244	209
Total operating expenses (10)	2,704	2,914

1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)	Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

8)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

9)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

10)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Adjusted EBITDA Reconciliation:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, amortization and amortization of fair value of acquired time charters. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the United States generally accepted accounting principles, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies in the shipping or other industries.
Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.
Adjusted EBITDA reconciliation for the third quarters ended September 30, 2009 and September 30, 2010:

(figures in US $)	Q3 2009	Q3 2010
Net Cash Provided By/(Used in) Operating Activities	$5,422,974	$(778,110)
Net increase/(decrease) in current assets, excluding cash	1,608,236	(1,263,748)
Net decrease in current liabilities, excluding short-term portion of long term debt	2,957,914	9,826,862
Unrealized exchange difference	—	1,079,731
Interest income	(40,163)	(94,576)
Interest and finance costs	2,333,499	2,071,003
Amortization of finance fees	(91,341)	(106,116)
Share based compensation	(170,117)	(42,218)
Change in fair value of derivatives	4,535,431	(989,817)

Adjusted EBITDA	$16,556,433	$9,703,011

(figures in US $)	Q3 2009	Q3 2010
Net Income	$7,158,746	$990,019
Plus interest and finance costs	2,333,499	2,071,003
Less interest income	(40,163)	(94,576)
Plus depreciation	7,104,351	6,736,565

Adjusted EBITDA	$16,556,433	$9,703,011

Adjusted EBITDA reconciliation for the nine months ended September 30, 2009 and September 30, 2010:

(figures in US $)	9M 2009	9M 2010
Net Cash Provided By Operating Activities	$32,074,366	$20,749,410
Net increase in current assets, excluding cash	559,713	622,769
Net decrease in current liabilities, excluding short-term portion of long term debt	766,175	4,925,864
Unrealized exchange difference	—	1,079,731
Net gain / (loss) on sale of vessels	(791,659)	960,696
Interest income	(210,555)	(300,231)
Interest and finance costs	6,501,636	5,675,628
Amortization of finance fees	(147,216)	(440,274)
Share based compensation	(501,387)	(137,229)
Change in fair value of derivatives	1,525,772	(1,293,776)

Adjusted EBITDA	$39,776,845	$31,842,588

(figures in US $)	9M 2009	9M 2010
Net Income	$13,838,741	$6,749,865
Plus interest and finance costs	6,501,636	5,675,628
Less interest income	(210,555)	(300,231)
Plus depreciation	19,828,575	19,717,326
Less amortization of fair value of acquired time charters	(181,552)	—

Adjusted EBITDA	$39,776,845	$31,842,588

On November 16 at 11:00 am EDT, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1888 935 4577 (US Toll Free Dial In) or 0800 028 1299 (UK Toll Free Dial In).
In case of any problems with the above numbers, please dial +1 212 444 0412 (US Toll Dial In), or +44 (0)20 7806 1953 (Standard International Dial In). Please quote “8961364#”.
A telephonic replay of the conference call will be available until November 23, 2010 by dialing 1866 932 5017 (US Toll Free Dial In), 0800 358 7735 (UK Toll Free Dial In) or +44 (0)207 111 1244 (Standard International Dial In). Access Code: 8961364#
Slides and Audio Webcast:
There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars)

	Nine Month Periods Ended
	September 30,
	2009	2010

Revenues
Voyage revenues	84,665,459	82,354,034

Expenses
Voyage expenses	7,084,432	9,590,207
Vessels’ operating expenses	28,047,187	28,615,797
Dry-docking costs	784,901	2,344,584
Management fees	3,832,670	3,857,810
General and administrative expenses	2,784,858	2,210,261
Depreciation	19,828,575	19,717,326
Charter termination fees	(618,000)	(228,000)
Net (gain)/loss on sale of vessels	791,659	(960,696)

Total expenses	62,536,282	65,147,289

Income from operations	22,129,177	17,206,745

Other income and (expenses)
Interest and finance costs	(6,501,636)	(5,675,628)
Change in fair value of derivatives	(1,859,120)	(6,065,296)
Interest income	210,555	300,231
Foreign exchange gain/(loss)	(140,235)	983,813

Other expenses, net	(8,290,436)	(10,456,880)

Net income	13,838,741	6,749,865

Earnings per share
- Basic	0.62	0.31

- Diluted	0.62	0.31

-Cash dividends per share declared	0.1875	—

Weighted average number of shares
-Basic	22,206,440	21,691,222

-Diluted	22,222,330	21,705,902

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars)

	Quarters Ended September 30,
	2009	2010

Revenues
Voyage revenues	28,383,945	26,726,969

Expenses
Voyage expenses	2,665,992	2,833,763
Vessels’ operating expenses	9,649,509	10,185,578
Dry-docking costs	518,522	596,948
Management fees	1,333,420	1,284,690
General and administrative expenses	957,807	777,651
Depreciation	7,104,351	6,736,565
Charter termination fees	(618,000)	(228,000)

Total expenses	21,611,601	22,187,195

Income from operations	6,772,344	4,539,774

Other income and (expenses)
Interest and finance costs	(2,333,499)	(2,071,003)
Change in fair value of derivatives	2,743,086	(2,600,870)
Interest income	40,163	94,576
Foreign exchange gain/(loss)	(63,348)	1,027,542

Other income, net	386,402	(3,549,755)

Net income	7,158,746	990,019

Earnings per share
- Basic	0.32	0.05

- Diluted	0.32	0.05

Weighted average number of shares
-Basic	22,210,108	21,069,380

-Diluted	22,245,939	21,091,139

StealthGas Inc.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in United States Dollars)

	December 31,	September 30,
	2009	2010

Assets
Current assets
Cash and cash equivalents	44,076,339	37,192,439
Trade and other receivables	1,685,558	1,704,264
Claims receivable	493,852	101,764
Inventories	2,146,919	2,532,848
Advances and prepayments	625,870	653,745
Restricted cash	4,399,188	6,096,994
Vessels held for sale	13,829,512	—
Fair value of derivatives	1,774,515	1,713,293

Total current assets	69,031,753	49,995,347

Non current assets
Advances for vessels under construction	23,485,905	30,307,824
Vessels, net	594,931,791	609,971,783
Other receivables	169,616	73,927
Restricted cash	1,550,000	1,550,000
Deferred finance charges, net of accumulated amortization of $469,888 and $910,162	1,466,756	1,386,482
Fair value of derivatives	1,861,189	4,755,029

Total non current assets	623,465,257	648,045,045

Total assets	692,497,010	698,040,392

Liabilities and Stockholders’ Equity Current liabilities
Payable to related party	7,310,097	8,491,555
Trade accounts payable	4,223,548	5,231,843
Other accrued liabilities	6,095,322	5,876,933
Customer deposits	3,522,287	2,193,339
Deferred income	3,643,963	2,121,735
Other current liability	8,061,250	5,375,000
Current portion of long-term debt	31,612,718	33,331,548
Current portion of long-term debt associated with vessel held for sale	4,554,270	—

Total current liabilities	69,023,455	62,621,953

Non current liabilities
Fair value of derivatives	10,327,792	14,094,040
Other non current liability	2,688,750	—
Long-term debt	309,655,082	319,555,555

Total non current liabilities	322,671,624	333,649,595

Total liabilities	391,695,079	396,271,548

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 22,310,110 and 21,104,881 shares issued and outstanding with a par value of $0.01 per share	223,101	211,049
Additional paid-in capital	284,100,096	277,969,050
Retained earnings	17,415,158	24,165,023
Accumulated other comprehensive (loss)	(936,424)	(576,278)

Total stockholders’ equity	300,801,931	301,768,844

Total liabilities and stockholders’ equity	692,497,010	698,040,392

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Nine Month Periods Ended
	September 30,
	2009	2010

Cash flows from operating activities
Net income for the period	13,838,741	6,749,865

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	19,975,790	20,157,600
Amortization of fair value of time charter	(181,552)	—
Unrealized exchange differences	—	(1,079,731)
Share based compensation	501,387	137,229
Change in fair value of derivatives	(1,525,772)	1,293,776
(Gain)/loss on sale of vessels	791,659	(960,696)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	537,253	76,983
Claims receivable	(510,692)	(285,948)
Inventories	(865,959)	(385,929)
Advances and prepayments	279,685	(27,875)
Increase/(decrease) in
Payable to related party	1,170,813	1,181,458
Trade accounts payable	389,360	1,008,295
Other accrued liabilities	1,071,964	(218,389)
Other current liability	—	(5,375,000)
Deferred income	(3,398,312)	(1,522,228)

Net cash provided by operating activities	32,074,365	20,749,410

Cash flows from investing activities
Insurance proceeds	1,104,174	678,036
Advances for vessels under construction and acquisition	(6,077,370)	(6,821,919)
Proceeds from sale of vessels, net	6,229,973	37,100,890
Acquisition of vessels	(106,083,015)	(57,068,000)
Decrease in restricted cash account	(2,354,595)	(1,697,806)

Net cash (used in)/provided by investing activities	(107,180,833)	(27,808,799)

Cash flows from financing activities
Stock repurchase	—	(6,280,327)
Dividends paid	(4,183,146)	—
Deferred finance charges	(1,119,300)	(360,000)
Customer deposits	51,722	(1,328,948)
Loan repayment	(18,782,139)	(37,934,967)
Proceeds from long-term debt	88,150,000	45,000,000

Net cash provided by/(used in) financing activities	64,117,137	(904,242)

Effect of exchange rate changes on cash	—	1,079,731

Net (decrease) in cash and cash equivalents	(10,989,331)	(6,883,900)
Cash and cash equivalents at beginning of year	41,848,059	44,076,339

Cash and cash equivalents at end of period	30,858,728	37,192,439